SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        UNITED AMERICAN COMPANIES, INC.
                               (Name of Issuer)


                                 COMMON STOCK
                       (Title of Class of Securities)


                                     n/a
                               (CUSIP Number)

                              Timothy A. Holly
                             4729 Roswell Road
                               Suite 102-251
                             Atlanta, GA 30342
                               (404) 256-6531

                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 25, 2000
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A                         13D


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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Timothy A. Holly
     4279 Roswell Road
     Suite 102-251
     Atlanta, GA  30342
     (404) 256-6531

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) |   |
                                                                  (b) |   |


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3    SEC USE ONLY


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4    SOURCE OF FUNDS

     SC (The source of funds or consideration was the Company whose securities are being acquired)

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                      |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

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                       7    SOLE VOTING POWER

     NUMBER OF              Timothy A. Holly         1,500,000

      SHARES

                       -----------------------------------------------------
                       8    SHARED VOTING POWER
BENEFICIALLY OWNED BY       N/A
                       -----------------------------------------------------
                       9    SOLE DISPOSITIVE POWER

     EACH                   Timothy A. Holly        1,500,000

   REPORTING

  PERSON WITH
                       -------------------------------------------------
                       10   SHARED DISPOSITIVE POWER
                            0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     Timothy A. Holly                               1,500,000

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*
                                                                      |  |

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Timothy A. Holly                     10.00%

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14   TYPE OF REPORTING PERSON*

     Timothy A. Holly                     IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

This Statement relates to the Common Stock of UNITED AMERICAN COMPANIES, INC., a Colorado corporation (the "Company" or "Issuer"), which has its principal corporate offices at 8609 Wood Lake Court, Suite 206, Charlotte, North Carolina 28210.


ITEM 2.  IDENTITY AND BACKGROUND

     (a) This Statement is being filed by Timothy A. Holly (the "Shareholder").

     (b) The business address of the Shareholder is

         4279 Roswell Road
         Suite 102-251
         Atlanta, GA  30342

     (c) The present principal occupation or employment of the Shareholder is set forth below:

     The Shareholder is Chairman and Chief Exexcutive Officer of Jefferson Acquisition Group, Inc., a merchant banking firm with a principal business address of 4279 Roswell Road, Suite 102-251, Atlanta, GA 30342.


     Timothy A. Holly            Director of Registrant

The following table sets forth the membership of the Shareholder and ownership of his United American Companies, Inc. common stock:

Beneficial Ownership.

Mark A. Craven                           38.00%
C/O UNITED AMERICAN COMPANIES, INC.
8609 Wood Lake Court, Suite 206
Charlotte, NC  28210

Arnold E. Pitoniak                       37.33%
c/o UNITED AMERICAN COMPANIES, INC.
8609 Wood Lake Court, Suite 206
Charlotte, NC  28210

William F. Ruth                           4.00%
c/o UNITED AMERICAN COMPANIES, INC.
8609 Wood Lake Court, Suite 206
Charlotte, NC  28210

Timothy A. Holly                         10.00%
c/o Jefferson Acquisition Group, Inc.
4279 Roswell Road
Suite 102-251
Atlanta, GA  30342

     (d) During the last five years, the Shareholder has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Shareholder has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

     (f) Timothy A. Holly is a citizen of the United States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS

The Shareholder holds the securities described herein in connection with the issuance of UNITED AMERICAN COMPANIES, INC. Common Stock, subsequently exchanged with Registrant Common Stock, pursuant to the Plan and Agreement of Share Exchange, attached as Exhibit 1.10 of the Registrant's Form 8-K filed with the Securities and Exchange Commission ("SEC") on September 5, 2000 and incorporated herein by reference.


ITEM 4.  PURPOSE OF TRANSACTION

The Shareholder holds the Common Stock as an affiliate and/or officer of the Registrant.

     (a) The Shareholder may acquire more shares of Common Stock or dispose of Common Stock as business and market conditions dictate.

     (b) The Shareholder does not have any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries.

     (c) The Shareholder does not have any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

     (d) The Shareholder does not have any plans or proposals that relate to or would result in any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing open vacancies on the board.

     (e) The Shareholder does not have any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the Company.

     (f) The Shareholder does not have any plans or proposals that relate to or would result in any other material change in the Company's business or corporate structure.

     (g) The Shareholder does not have any plans or proposals that relate to or would result in changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person.

     (h) The Shareholder does not have any plans or proposals that relate to or would result in causing a class of securities of the Company to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

     (i) The Shareholder does not have any plans or proposals that relate to or would result in a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

     (j) The Shareholder does not have any plans or proposals that relate to or would result in any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

The Shareholder beneficially owns the number of shares of Common Stock, representing the percentages of the total issued and outstanding shares of Common Stock set forth above. The Shareholder has sole power to direct the vote of these shares and sole power to direct the disposition of such shares.

     (a) See above.

     (b) The Shareholder has the sole power to vote and to dispose of the shares described herein.

     (c) Not applicable.

     (d) The Shareholder knows of no person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares.

     (e) Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS OR UNDERTAKINGS WITH RESPECT TO
         SECURITIES OF THE ISSUER

The Shareholder beneficially owns the number of shares of Common Stock of the Company, representing the percentages of the total issued and outstanding shares of Common Stock of the Company set forth below. The Shareholder has the authority to vote or direct the vote of the Shareholder's shares of Common
Stock of the Company.

Timothy A. Holly            1,500,000           10.00%


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not Applicable

SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   September 5, 2000


         /s/ Nadeau & Simmons, P.C.

         NADEAU & SIMMONS, P.C.,
         Filing Agent for Timothy A. Holly

         /s/ Timothy A. Holly

         TIMOTHY A. HOLLY